Annual Report

Cover Page

Name of issuer:

UpCounsel Technologies, Inc.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 3/4/2020

Physical address of issuer:

3909 S Maryland Pkwy
Ste 314 #72
Las Vegas NV 89119

Website of issuer:

http://www.upcounsel.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,863,024.00	$2,197,922.00
Cash & Cash Equivalents:	$2,361,745.00	$240,333.00
Accounts Receivable:	$225,640.00	$472,570.00
Short-term Debt:	$975,269.00	$769,691.00
Long-term Debt:	$926,882.00	$1,372,000.00
Revenues/Sales:	$2,334,962.00	$1,452,643.00
Cost of Goods Sold:	$401,027.00	$260,125.00
Taxes Paid:	$0.00	$0.00
Net Income:	($259,769.00)	($143,769.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

UpCounsel Technologies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Wieser	Lawyer	MJ Wieser Law	2021
Paul Drobot	CRO	UpCounsel	2021
Kerstin Erickson	CEO	UpCounsel	2020
Francis Helgesen	Director	Enduring Ventures, Inc.	2020
Vsevelod Kozinsky	Director	Enduring Ventures, Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Drobot	Treasurer	2021
Danny Page	Secretary	2020
Kerstin Erickson	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Enduring Technologies, Inc.	9500000.0 Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> UpCounsel relies on a high volume of organic traffic to fill the demand side of the marketplace. This traffic comes from UpCounsel having developed thousands of high-quality, legal-focused articles. (Google rewards websites with high-quality original content)

This can present risks in a number of ways.

Google algorithms are constantly changing and the algorithm could rank UpCounsel lower for a number of reasons.

An organic content engine like UpCounsel's gives the business less control over the weekly, monthly, or quarterly fluctuations in traffic.

These changes can - to a business - be difficult to manage. A major change in the way google ranks UpCounsel's content presents a risk.

UpCounsel's subscribers are predominantly attorneys. While there are over 1 million attorneys in the United States, the number of leads for these subscriptions certainly is not limitless, specifically as UpCounsel focuses only on business attorneys.

The team is constructed of remote workers distributed around the world. Changes in the ability to work with global contractors for US businesses may present a risk.

UpCounsel's subscriptions are premium products, ranging up to $2,000 a month. A huge wave of delinquents could limit cash-in-bank and pose a risk to the business' ability to operate.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks.

Additionally, we have data protected by attorney-client privilege.

Changes in compliance across state BARs as well as other regulatory changes could affect UpCounsel's ability to connect clients and attorneys via the marketplace model.

UpCounsel has a small core team, and turnover within its core team could pose a risk to the business.

Competitors may pose a long-term risk, including LegalZoom, who has a June IPO scheduled. This access to capital could create challenges if LegalZoom were to launch a marketplace model, similar to UpCounsel's.

Additionally, if companies like LegalMatch, Rocket Lawyer, or Avvo launched similar models, they may have the same effect.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	9,500,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	500,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	UpCounsel Inc.
Issue date	03/10/20
Amount	$1,800,000.00
Outstanding principal plus interest	$1,384,216.92 as of 05/31/21
Interest rate	4.0% per annum
Maturity date	03/11/24
Current with payments	Yes

As a part of an Assets Purchase Agreement with UpCounsel Inc. dated 3/11/2020, the Company issued a $1,800,000 promissory note to UpCounsel Inc. in lieu of consideration for the assets acquired. The note is payable in four annual installments including three installments $500,000 each due on 3/11/2021, 3/11/2022 and 3/11/2023, with the balance payment due on 3/11/2024. The note accrued interest of 4% p.a., where accrued interest is due on the date of each annual installment. The Company has successfully paid the first installment in March 2021. As of this date, the Company owes $1,384.216.92 to UpCounsel Inc, of which $12,179.19 is interest accrued to date, and $457,335.40 is payable within the following 12 months.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2022	Regulation Crowdfunding	SAFE	$3,706,491	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Enduring Retail Audit LLC, Rural Wireless LLC, EV Holdings LLC, EV Holdings 1 LLC
Amount Invested	$373,981.00
Transaction type	Other
Issue date	12/21/21
Relationship	Related parties under common control

Transaction occurred throughout 2021 and are operational expenses paid on behalf of a related party.

There is an outstanding balance of $122,822 due from related parties.

Closings took place throughout 2021.

Name	Enduring Technologies Inc.
Amount Invested	$49,000.00
Transaction type	Other
Issue date	06/21/21
Relationship	stockholder

The transaction was issued between March-June 2021 as a working capital advance with no maturity date or interest rate.

The working capital advance was subsequently consumed in February - March 2022 by operational cross-charge expenses billed to the stockholder

Name	Enduring Ventures Inc.
Amount Invested	$1,963.00
Transaction type	Other
Issue date	11/21/21
Relationship	Stockholder (former, before November 2021)

The transaction consists of $1,963 in operational expenses paid on behalf of a former sole shareholder throughout 2021.

There is an outstanding balance of $1,951 due from the former stockholder.

Closings took place throughout 2021.

Name	Enduring Technologies Inc.
Amount Invested	$5,000.00
Transaction type	Other
Issue date	12/21/21
Relationship	Stockholder (as of November 2021)

The transaction occurred throughout 2021 and is for board fee expense. Currently, there is $10,000 in accrued expenses due to a related party.

Closings took place throughout 2021.

Lender: UpCounsel LLC

Recipient: Enduring Ventures Inc.

Issue date: April - August 2020

Amount: $106024.52

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $104,842.85 and $1,181.67 in expenses on behalf of its parent company, Enduring Ventures Inc. in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting charges paid on behalf of Enduring Ventures Inc. in April-August 2020. The Company obtained full reimbursement of the expenses from Enduring Ventures Inc. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: EV Holdings 1 LLC dba. Desert Winds Wireless

Issue date: April - August 2020

Amount: $102093.52

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $101,710.79 and $382.73 in expenses on behalf of a related party under common control, EV Holdings 1 LLC dba. Desert Winds Wireless in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting charges and equipment purchases paid on behalf of EV Holdings 1 LLC. in April-August 2020. The Company obtained full reimbursement of the expenses from EV Holdings 1 LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: EV Holdings LLC

Issue date: May - November 2020

Amount: $41665.69

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $33,863.73 and $7,801.96 in expenses on behalf of a related party under common control, EV Holdings LLC in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting, marketing and software charges paid on behalf of EV Holdings LLC. in May-November 2020. The Company obtained full reimbursement of the expenses from EV Holdings LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: Rural Wireless LLC

Issue date: March 2020 - February 2021

Amount: $424,808.39

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $398,375.27 and $26,433.12 in expenses on behalf of a related party under common control, Rural Wireless LLC in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by payroll and benefits charges paid on behalf of Rural Wireless LLC up until February 2021. The Company obtained full reimbursement of the expenses from Rural Wireless LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel Technologies Inc.

Recipient: Enduring Retail Audit LLC

Issue date: Jan - June 2021

Amount: $121,212.56

Interest rate: 0.0% per annum

Current with payments: Yes

Description: Since February 2021, the Company's management renders certain services to a related party under common control, Enduring Retail Audit LLC. The Company invoices the aforementioned entity for such services at a rate of approx. $25,000 per month. In February-May 2021 the amount charged by the Company to Enduring Retail Audit LLC comprised $121,212.56, of which $40,000 were settled by a bank transfer and the rest is expected to be repaid in August 2021.

The Company incurs Board fees from its related party under common control, Enduring Technology Inc., in the amount of $5,000 per quarter.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management believes the Company is in stable financial condition, with the current liquidity ratio of 3.98 as at December 31, 2021, and 3.73 as at March 31, 2022. Quick liquidity ratio exceeded 3.5 at both dates, and managementexpects the Company to maintain current liquidity above 3 in the near-term.

The Company's debt to equity ratio was 0.41 and 0.28 as at December 31, 2021 and March 31, 2022 respectively. SAFE agreements are included in equity for debt-to-equity ratio calculation. The Company paid down principal of $445,156 on the outstanding $1.8M note in March 2022, with the remaining principal of $926,882 payable in two installments in March 2023 and March 2024.

The Company demonstrated a significant growth in revenues of 60% in 2021 compared to 2020. While EBITDA deteriorated from $190,811 in 2020 (13.14%) to $94,818 in 2021 (4.06%), such decrease was mostly caused by certain one-off fees and costs incurred in connection with the fundraise. Adjusted EBITDA comprised $299,121 in 2021 (12.81%).

With over $3.8m capital raised through SAFE notes, positive cash flows from operations and given availability of working capital needs financing from our stockholder, the leadership team believes that the Company is well positioned to achieve its long-term growth and profitability goals.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kerstin Erickson, certify that:

(1) the financial statements of UpCounsel Technologies, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of UpCounsel Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for UpCounsel Technologies, Inc. filed for the most recently completed fiscal year.

Kerstin Erickson
CEO

OTHER MATERIAL INFORMATION

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund (“Fund”) for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number (“TIN”) (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from

their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.upcounsel.com/investment-report

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Danny Page
- Francis Helgesen
- Kerstin Erickson
- Michael Wieser
- Paul Drobot
- Vsevelod Kozinsky

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement - Early Bird

   Early Bird SAFE (Simple Agreement for Future Equity)

   SPV Subscription Agreement

   SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

   Financials 1

   Financials 2

Appendix D: Director & Officer Work History

   Danny Page

   Francis Helgesen

   Kerstin Erickson

   Michael Wieser

   Paul Drobot

   Vsevelod Kozinsky

 Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

UpCounsel Technologies, Inc.

By

KJ Erickson
_____
UpCounsel CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual

Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Drobot

Treasurer
4/27/2022

Vsevolod Kozinsky

Board member
4/25/2022

KJ Erickson

UpCounsel CEO
4/23/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.